U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.  )


                             AVERY SPORTS TURF, INC.
                                 (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   053641-10-6
                                  (CUSIP Number)

                             Gary Borglund, President
                             Avery Sports Turf, Inc.
                        7550 24th Avenue South, Suite 168
                         Minneapolis, Minnesota 55450
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                January 28, 2003
            (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13C, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

1. Names of Reporting Persons. S.S or I.R.S. Identification Nos. of Above Persons (entities only): Gary Borglund

2. Check the Appropriate Box if a Member of a Group (See
Instructions):
(a)________________________________________________________________
(b)________________________________________________________________

3. SEC Use Only:

4. Source of Funds (See Instructions):
    OO

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6. Citizenship or Place of Organization: United States


Number of Shares Beneficially Owned by Each Reporting Person With:

7. Sole Voting Power: 4,000,000

8. Shared Voting Power: 0

9. Sole Dispositive Power: 4,000,000

10. Shared Dispositive Power: 0

11. Aggregate Amount Beneficially Owned by the Reporting Persons
(combined): 4,000,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain
Shares: _______

13. Percent of Class Represented by Amount in Row (11): 5.28% (as of January 28, 2003)

14.  Type of Reporting Person:  IN

ITEM 1.  SECURITY AND ISSUER.

Avery Sports Turf, Inc.
Common Stock, $0.001 par value
7550 24th Avenue South, Suite 168
Minneapolis, Minnesota 55450

ITEM 2.  IDENTITY AND BACKGROUND.

(a)  Gary Borglund.

(b)  7550 24th Avenue, Suite 168, Minneapolis, Minnesota 55450.

(c)  Director and officer of the Issuer.

(d)  No.

(e)  No.

(f)  United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On September 11, 2000, Stout Advisors & Liquidators received
2,000,000 shares from the Issuer in connection with certain consulting services to be rendered to the Issuer under a consulting agreement dated September 6, 2002. On January 28, 2003, Gary
Borglund took control of this company.

ITEM 4.  PURPOSE OF TRANSACTION.

See Item 3 above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO SECURITIES OF THE ISSUER.

See Item 3 above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Consulting Agreement between the Issuer and Stout Advisors &
Liquidators, dated September 6, 2002 (see below).

                                  SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the above information set forth in this statement is true, complete and correct.


Date: May 7, 2003                           Gary Borglund
                                            /s/  Gary Borglund

                                  EXHIBIT

                            CONSULTING AGREEMENT

     This Consulting Agreement (the "Agreement") is entered into this 6th day of September 2002, by and between Avery Sports Turf (the
"Company") and Stout Advisors & Liquidators (the "Consultant").

     WHEREAS, Consultant is skilled in providing  business planning;

     WHEREAS, the Company desires to engage Consultant to provide
Business planning and other services to the Company;

     NOW THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration it is agreed:

     1. The Company hereby engages the Consultant and the Consultant hereby accepts this engagement on a non-exclusive basis pursuant to the terms and conditions of this Consulting agreement.

     2. Consultant shall assist the Company with, and general business consulting.

     3. In order to assist Consultant with his activities, the Company will provide Consultant with such information, as may be required by Consultant. Company will make available to Consultant copies of all material agreements, notice of pending or threatened litigation and notice of all press releases.

     4. Consultant agrees that he has not been retained for any of the following activities and/or purposes:

     A. For capital raising or for promotional activities regarding the Company's securities.

     B. To directly or indirectly promote or maintain a market for the Company's securities.

     C. To act as a conduit to distribute Securities to the general public.

     D. To render investor relations services or shareholder communications services to the Company.

     E. To render advice to the Company regarding the arrangement or effecting of mergers involving the Company that have the effect of taking a private company public.

     5. In consideration of the services to be provided, Consultant shall receive a fee of 2,000,000 shares of the Company's 144 stock to be registered or S 8 stock if available.

     6. The Company will agree to issue these shares under an S 8 pursuant to a registration statement if available.

     7. During the term of this Agreement, each party may have access to trade secrets, know how, formulae, customer and price lists all of which are valuable, special, proprietary and unique assets of each. The parties agree that all knowledge and information which each other shall acquire during the term of this Agreement shall be held in trust and in a fiduciary capacity for the sole benefit of the other party, its successors and assigns, and each agrees not to publish or divulge either during the term of this Agreement or subsequent thereto, knowledge any technical or confidential information acquired during the term of this Agreement. At the termination of this Agreement, or at any other time either party may request the other party deliver to the other, without retaining any copies, notes or excerpts thereof, all memoranda, diaries, notes, records, plans, specifications, formulae or other documents relating to, directly or indirectly, any confidential information made or compiled by, or delivered or made available to or otherwise obtained by the respective parties. However, the foregoing shall not prohibit Consultant from engaging in any work at any time following the termination of this Agreement, which does not conflict with the terms of this Agreement.

     8. Except as other wise provided herein, any notice or other communication to any party pursuant to or relating to this Agreement and the transactions provide for herein shall be deemed to have been given or delivered when deposited in the United States Mail, registered or certified, and with proper postage and registration or certification fees prepaid, addressed at their principal place of business or to such other address as may be designated by either party in writing.

     9. This Agreement shall be governed and interpreted pursuant to the laws of the State of Delaware, the parties agree to the jurisdiction of the district courts with that state. In the even of any breach of this Agreement, the prevailing party shall be entitled to recover all costs including reasonable attorney's fees and those that may be incurred on appeal.

     10. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed an original, and it shall not be necessary, in making proof of this Agreement to produce for more than one counterpart.

     IN WITNESS WHEREOF, the parties hereto have subscribed their hands and seals the day and year first above written.

Avery Sports Turf, Inc.                Stout Advisors & Liquidators


By: /s/  George Avery                  By: /s/  Heather Dayton
George Avery, President                Heather Dayton